

Mail Stop 3651

December 8, 2006

Via Fax and U.S. Mail

Jeffrey M. Stafell
Executive Vice President and Chief Financial Officer
Metaldyne Corporation
47659 Halyard Drive
Plymouth, Michigan 48170

RE: **Metaldyne Corporation**
Amendment No. 1 to Schedule 13E-3 filed on November 29, 2006
File No. 005-35355

Metaldyne Corporation
Amendment No 1. to Schedule 14A and 14C filed on November 29, 2006
File No. 001-12086

Dear Mr. Stafell:

We have reviewed your filings and have the following comments.

General

1. We note your response to our prior comment 1 and reissue in part. It is not clear that the purchase agreements pertain solely to reinvestment of the cash proceeds. In addition, it appears that where each party has agreed to engage in the merger they have taken action together with respect to, at a minimum, the disposition of Metaldyne stock. As such, please explain why the signing of the stockholder group did not constitute the formation of a group for purposes of Rule 13d-5(b).

Schedule 13E-3

2. We note your response to our prior comment 2 and reissue in part. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide an expanded analysis in support of your argument that Credit Suisse First Boston Equity Partners ("CSFB"), Masco, RHJI, Asahi Tec Corporation, Argon Acquisition Corp., and Daimlyer Chrysler are not affiliates engaged in the going-private transaction. In

the alternative, please revise to include each as a filing person on the Schedule 13E-3. Refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000.

Schedules 14A and 14C

General

3. We note your reliance on Rule 14a-2(b)(2) in your response to our prior comment 6. However, it appears that the solicitation of shareholder approval was made by you in conjunction with the acquiror. Either explain why you believe the solicitation was not made on behalf of the issuer or please provide your analysis explaining what exemption from the proxy rules you relied upon when soliciting shareholder approval for the merger transaction.

Information Statement/Proxy Statement

4. We reissue our prior comment 11. In your letter to stockholders, your summary term sheet and elsewhere as appropriate, identify all principal company stockholders and parties to the stockholder agreement in the letter to shareholders.

Position of Our Board of Directors

5. We note your response to prior comment 45 and reissue. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. See Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly. For instance, it appears that there is no discussion of going-concern value or liquidation value.

Closing

Please amend the Schedule 13E-3 and Schedule 14A and 14C Information in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Stickel at (202) 551-3324 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: Jonathan A. Schaffzin, Esq.
      Cahill Gordon & Reindel LLP
      via facsimile: (212) 378-2329